21002896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.C. Flowers Securities Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 5th Avenue, 23rd Floor
(No. and Street)

New York	NY	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Johnson (212) 404-6817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristin Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.C. Flowers Securities Co. LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER SCHROEDER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SC6410859
Qualified in New York County
My Commission Expires 11-02-2024

KAJohnson
Signature

Principal and Chief Compliance Officer
Title

Heather Schroeder
Notary Public

I, Heather Schroeder, hereby acknowledge that on the 19th day of February, 2021, Kristin Johnsen, an individual known to me personally did appear before me and execute the foregoing statement. (exec. order # 202.7)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.C. FLOWERS SECURITIES CO. LLC

(SEC I.D. No. 8-69325)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This report is pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

TABLE OF CONTENTS

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
J.C. Flowers Securities Co. LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of J.C. Flowers Securities Co. LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of J.C. Flowers Securities Co. LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of J.C. Flowers Securities Co. LLC's management. Our responsibility is to express an opinion on J.C. Flowers Securities Co. LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J.C. Flowers Securities Co. LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as J.C. Flowers Securities Co. LLC's auditor since 2020.

Melville, New York
February 19, 2021

Nawrocki Smith LLP

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS	
Cash	$ 1,538,178
Other assets	1,808
TOTAL ASSETS	$ 1,539,986
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 19,500
Due to J.C. Flowers & Co. LLC	99,515
TOTAL LIABILITIES	119,015
MEMBER'S EQUITY	1,420,971
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,539,986

The accompanying notes are an integral part of statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Note 1 - Nature of Business

J.C. Flowers Securities Co. LLC ("the Company"), was formed on June 20, 2013 as a Delaware limited liability company. The Company is wholly-owned by J. Christopher Flowers ("Managing Member") and the Company's office is located in New York. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was registered with FINRA and the SEC on November 13, 2014.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying statement of financial condition has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the statement of financial condition and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Revenue Recognition
Advisory and structuring fees are earned when the placement is completed and the income is reasonably determinable. The firm earned $116,067 in advisory and structuring revenues, of which the entire amount was generated from the Company's related party private placements.

Income Taxes
The Company is a single member limited liability company that is treated as a disregarded entity for U.S. tax purposes. The Company also has not conducted business activities in any jurisdiction outside of the United States that could result in an imposition of income tax as a result of such activities in such jurisdiction. Accordingly, the Company is not subject to federal, state or foreign income taxes. The Managing Member of the Company is responsible for reporting income and losses to the extent required by Federal, State and Local income tax laws and regulations, resulting from its ownership interest in the Company.

Note 3 - Concentrations of Credit Risk

Cash
The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2020, the amount in excess of insured limits of $250,000 was $1,288,178.

Revenue
One related party customer accounted for 100% of total revenue for the year ended December 31, 2020.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Note 4 - Commitments and Contingencies

Litigation

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, that there are no matters pending against the Company that could have a material adverse effect on the financial statements as of and for the year ended December 31, 2020.

Note 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $1,419,163, which was $1,411,229 in excess of its required minimum net capital of $7,934. The Company's ratio of aggregate indebtedness to net capital was 8% as of December 31, 2020.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers.

Note 6 - Related-Party Transactions

The Company has a services, space sharing and expense agreement with J.C. Flowers & Co. LLC ("JCF").

Under the agreement, JCF agrees to provide the Company professional and support services, including but not limited to services in the areas of accounting and transaction documentation, cash management, payroll support, financial reporting, recordkeeping, information technology, telecommunications and information technology support, clerical support and other resources.

Total amount incurred by JCF under this agreement consisted of the following at December 31, 2020 was $266,831. As of December 31, 2020, the Company owed $99,515, which is reflected as "Due to J.C. Flowers & Co" on the accompanying statement of financial condition.

For the year ended December 31, 2020, the Company earned $116,067 as revenue for advising and providing structuring services to vehicles advised by JCF, an affiliated company.

Note 7 - Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure as of the date of this report. Based upon this evaluation, the company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.